

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2018

Brian L. Roberts
Chairman and Chief Executive Officer
NBCUniversal Media, LLC
30 Rockefeller Plaza
New York, NY 10112-0015

> **Re: NBCUniversal Media LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed January 31, 2018**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2018**
> **Filed July 26, 2018**
> **File No. 001-36438**

Dear Mr. Roberts:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2018

NBCUniversal Media, LLC Financial Statements
Note 3: Revenue
Distribution, page 58

1. Please identify the specific products and/or services transferred to your customers within your distribution and affiliate agreements. Tell us if you have combined any products and/or services for purposes of determining your performance obligations. Specifically address if these arrangements contain a video-on-demand library. Tell us if you believe these arrangements contain a functional license of intellectual property and if this is the predominant item to which royalties relate. Please also describe the judgements used in

determining both the timing of satisfaction and amounts allocated to each performance obligation. Refer to ASC 606-10-50-12 and 606-10-50-17.

Content Licensing, page 59

2. Please tell us if content licensing agreements include promises to provide content libraries. If these arrangements are material, please tell us how you considered if existing content and new content represent separate performance obligations and explain how you considered judgments in determining both amounts allocated to and the timing of satisfaction of each performance obligation. Refer to ASC 606-10-50-12 and 606-10-50-17.

3. For content licensing agreements that include variable pricing, you disclose that you recognize revenue as variable amounts become known. Please further clarify your statement and tell us how you consider amounts earned when there is a lag in reporting. Please refer to ASC 606-10-32-5 and 606-10-50-20.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications